Pricing Supplement dated June 22, 2018 (To the Prospectus dated March 30, 2018, the Prospectus Supplement dated July 18, 2016, and the Index Supplement dated July 18, 2016)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-212571

$2,000,000

Callable Contingent Coupon Notes due March 25, 2022

Linked to the Least Performing Reference Asset of the S&P 500® Index,

the VanEck Vectors® Gold Miners ETF and the SPDR® S&P® Oil & Gas Exploration & Production ETF

Global Medium-Term Notes, Series A

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof
Initial Valuation Date:	June 22, 2018
Issue Date:	June 27, 2018
Final Valuation Date:*	March 22, 2022
Maturity Date:*	March 25, 2022
Reference Assets:

The S&P 500® Index (the “S&P 500 Index”), the VanEck Vectors® Gold Miners ETF (the “Gold Miners ETF”) and the SPDR® S&P® Oil & Gas Exploration & Production ETF (the “Oil & Gas ETF”), as noted in the following table:

	Reference Asset	Bloomberg Ticker	Initial Value	Barrier Value	Coupon Barrier Value
	S&P 500 Index	SPX <Index>	2,761.15	1,656.69	1,656.69
	Gold Miners ETF	GDX UP <Equity>	$22.22	$13.33	$13.33
	Oil & Gas ETF	XOP UP <Equity>	$42.55	$25.53	$25.53

The Gold Miners ETF and the Oil & Gas ETF are each referred to as an “ETF” and collectively as the “ETFs”. Each of the ETFs and the S&P 500 Index are each referred to as a “Reference Asset” and collectively as the “Reference Assets”.

Early Redemption at the Option of the Issuer

We may redeem your Notes (in whole but not in part) at our sole discretion without your consent at the Redemption Price set forth below on any Contingent Coupon Payment Date prior to the Maturity Date, beginning with the Contingent Coupon Payment Date following the second Observation Date, provided that we give at least five business days’ prior written notice to the trustee.  If we exercise our redemption option, the Contingent Coupon Payment Date on which we exercise such option will be referred to as the “Early Redemption Date”.

Payment at Maturity:

If you hold your Notes to maturity, and if your Notes are not redeemed by us prior to maturity, you will receive on the Maturity Date (in each case, in addition to any Contingent Coupon that may be payable on such date) a cash payment per $1,000 principal amount Note that you hold determined as follows:

▪                  If the Final Value of the Least Performing Reference Asset is equal to or greater than its Barrier Value, you will receive a payment of $1,000 per $1,000 principal amount Note

▪                  If the Final Value of the Least Performing Reference Asset is less than its Barrier Value, you will receive an amount per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x Reference Asset Return of Least Performing Reference Asset]

If your Notes are not redeemed by us prior to maturity, and if the Final Value of the Least Performing Reference Asset is less than its Barrier Value, your Notes will be fully exposed to the negative performance of the Least Performing Reference Asset. You may lose up to 100% of the principal amount of your Notes.

Any payment on the Notes, including any Contingent Coupons and any payment upon early redemption or at maturity, is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (or any other resolution measure) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the Notes. See “Consent to U.K. Bail-in Power” and “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement for more information.

Consent to U.K. Bail-in Power:

Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PS-1 of this pricing supplement.

[Terms of the Notes Continue on the Next Page]

	Initial Issue Price(1)(2)	Price to Public	Agent’s Commission(3)	Proceeds to Barclays Bank PLC(3)
Per Note	$1,000	100%	2.95%	97.05%
Total	$2,000,000	$2,000,000	$59,000	$1,941,000

(1)          Because dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all selling concessions, fees or commissions, the public offering price for investors purchasing the Notes in such fee-based advisory accounts may be between $970.50 and $1,000 per Note. Investors that hold their Notes in fee-based advisory or trust accounts may be charged fees by the investment advisor or manager of such account based on the amount of assets held in those accounts, including the Notes.

(2)          Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is $947.50 per Note.  The estimated value is less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-2 of this pricing supplement.

(3)          Barclays Capital Inc. will receive commissions from the Issuer of up to 2.95% of the principal amount of the Notes, or up to $29.50 per $1,000 principal amount. Barclays Capital Inc. will use these commissions to pay variable selling concessions or fees (including custodial or clearing fees) to other dealers. The per Note Agent’s commission and proceeds to Issuer shown above is the minimum amount of proceeds that the Issuer receives per Note, assuming the maximum Agent’s commission per Note of 2.95%. The total Agent’s commission and total proceeds to the Issuer shown above give effect to the actual amount of the variable Agent’s commission.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-7 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-7 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of either Barclays PLC or Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Terms of the Notes, Continued

Contingent Coupon:	$25.00 per $1,000 principal amount Note, which is 2.50% of the principal amount per Note (10.00% per annum)

If the Closing Value of each Reference Asset on any Observation Date is equal to or greater than its respective Coupon Barrier Value, you will receive a Contingent Coupon on the related Contingent Coupon Payment Date. If the Closing Value of any Reference Asset on any Observation Date is less than its Coupon Barrier Value, you will not receive a Contingent Coupon on the related Contingent Coupon Payment Date.

Observation Dates:*	The 22nd of each March, June, September and December during the term of the Notes, beginning in September 2018 and ending on and including the Final Valuation Date
Contingent Coupon Payment Dates:*

With respect to any Observation Date, the fifth business day after such Observation Date, provided that the Contingent Coupon Payment Date with respect to the Final Valuation Date will be the Maturity Date

Redemption Price:	$1,000 per $1,000 principal amount Note that you hold, together with any Contingent Coupon that may be payable on the applicable Early Redemption Date
Closing Value:

All references in this pricing supplement to the Closing Value of the S&P 500 Index mean the closing level of the S&P 500 Index as set forth under “Reference Assets—Indices—Special Calculation Provisions” in the prospectus supplement, and all references to the Closing Value of an ETF means the closing price of one share of that ETF, as set forth under “Reference Assets—Exchange-Traded Funds—Special Calculation Provisions” in the prospectus supplement

Coupon Barrier Value:	With respect to a Reference Asset, 60.00% of its Initial Value (rounded to two decimal places), as set forth in the table above
Barrier Value:	With respect to a Reference Asset, 60.00% of its Initial Value (rounded to two decimal places), as set forth in the table above
Least Performing Reference Asset:	The Reference Asset with the lowest Reference Asset Return, as calculated in the manner set forth below
Reference Asset Return:	With respect to a Reference Asset, an amount calculated as follows: Final Value – Initial Value Initial Value
Initial Value:	With respect to a Reference Asset, the Closing Value on the Initial Valuation Date, as set forth in the table above
Final Value:	With respect to a Reference Asset, the Closing Value on the Final Valuation Date
Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06746XFR9 / US06746XFR98

*                  Subject to postponement, as described under “Additional Terms of the Notes” in this pricing supplement

ADDITIONAL DOCUMENTS RELATED TO THE OFFERING OF THE NOTES

You should read this pricing supplement together with the prospectus dated March 30, 2018, as supplemented by the prospectus supplement dated July 18, 2016 and the index supplement dated July 18, 2016 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and “Selected Risk Considerations” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

When you read the index supplement or the prospectus supplement, note that all references to the prospectus dated July 18, 2016, or to any sections therein, should refer instead to the accompanying prospectus dated March 30, 2018, or to the corresponding sections of that prospectus.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•      Prospectus dated March 30, 2018:

https://www.sec.gov/Archives/edgar/data/312070/000119312518103150/d561709d424b3.htm

•      Prospectus Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

•      Index Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916133002/a16-14463_22424b3.htm

Our SEC file number is 1-10257.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

CONSENT TO U.K. BAIL-IN POWER

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in the respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder of the Notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the Notes further acknowledges and agrees that the rights of the holders of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the securities may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Considerations—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.  Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the Initial Valuation Date is based on our internal funding rates.  Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Initial Valuation Date is less than the initial issue price of the Notes.  The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the Initial Valuation Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately six months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes.  We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes.  The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-7 of this pricing supplement.

SELECTED PURCHASE CONSIDERATIONS

The Notes are not suitable for all investors. The Notes may be a suitable investment for you if all of the following statements are true:

•                  You do not seek an investment that produces fixed periodic interest or coupon payments or other non-contingent sources of current income

•                  You understand and accept that any positive return on your investment will be limited to the Contingent Coupons that you may receive on your Notes

•                  You are willing to accept the risk that you may lose some or all of the principal amount of your Notes

•                  You do not anticipate that the value of any Reference Asset will fall below its Coupon Barrier Value on any Observation Date or its Barrier Value on the Final Valuation Date

•                  You understand and accept the risks that (a) you will not receive a Contingent Coupon if the Closing Value of only one Reference Asset is less than its Coupon Barrier Value on an Observation Date and (b) you will lose some or all of your principal if the Closing Value of only one Reference Asset is less than its Barrier on the Final Valuation Date

•                  You understand and accept the risk that, if your Notes are not redeemed by us prior to maturity, the payment at maturity will be based solely on the Reference Asset Return of the Least Performing Reference Asset

•                  You are willing to accept the risks associated with an investment linked to the performance of the Reference Assets

•                  You are willing to accept the risk that we may, in our sole discretion, redeem the Notes prior to scheduled maturity and that you may not be able to reinvest your money in an alternative investment with comparable risk and yield

•                  You do not seek an investment for which there will be an active secondary market and you are willing and able to hold the notes to maturity if we do not exercise our early redemption option

•                  You are willing to assume our credit risk for all payments on the Notes

•                  You are willing to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority

The Notes may not be a suitable investment for you if any of the following statements are true:

•                  You seek an investment that produces fixed periodic interest or coupon payments or other non-contingent sources of current income

•                  You seek an investment that provides for the full repayment of principal at maturity and you are unwilling to accept the risk that you may lose some or all of the principal amount of your Notes

•                  You seek an investment the return on which is not limited to the Contingent Coupons that may be payable on the Notes

•                  You anticipate that the value of at least one Reference Asset will decline during the term of the Notes such that the value of at least one Reference Asset is less than its Coupon Barrier Value on one or more Observation Dates and/or the Final Value of at least one Reference Asset is less than its Barrier Value

•                  You are unwilling or unable to accept the risks associated with an investment linked to the performance of the Reference Assets

•                  You are unwilling or unable to accept the risk that negative performance of only one Reference Asset may cause you to not receive Contingent Coupons and/or suffer a loss of principal at maturity, regardless of the performance of the other Reference Asset

•                  You are unwilling or unable to accept the risk that we may redeem the Notes prior to scheduled maturity

•                  You seek an investment for which there will be an active secondary market or and/or you are unable or unwilling to hold the Notes to maturity if we do not exercise our early redemption option

•                  You are unwilling or unable to assume our credit risk for all payments on the Notes

•                  You are unwilling or unable to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority

You must rely on your own evaluation of the merits of an investment in the Notes.  You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement, the prospectus and the index supplement. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

ADDITIONAL TERMS OF THE NOTES

The Observation Dates (including the Final Valuation Date), the Contingent Coupon Payment Dates and the Maturity Date are subject to postponement in certain circumstances, as described under “Reference Assets—Least or Best Performing Reference Asset—Scheduled Trading Days and Market Disruption Events for Securities Linked to the Reference Asset with the Lowest or Highest Return in a Group of Two or More Equity Securities, Exchange-Traded Funds and/or Indices of Equity Securities” and “Terms of the Notes—Payment Dates” in the accompanying prospectus supplement.

In addition, the Reference Assets and the Notes are subject to adjustment by the Calculation Agent under certain circumstances, as described under “Reference Assets—Indices—Adjustments Relating to Securities with an Index as a Reference Asset” and “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with an Exchange-Traded Fund as a Reference Asset” in each case in the accompanying prospectus supplement.

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE ON A SINGLE CONTINGENT COUPON PAYMENT DATE

The following examples demonstrate the circumstances under which you may receive a Contingent Coupon on a hypothetical Contingent Coupon Payment Date. The numbers appearing in these tables are purely hypothetical and are provided for illustrative purposes only. These examples do not take into account any tax consequences from investing in the Notes and make the following key assumptions:

▪                  Hypothetical Initial Value of each Reference Asset: 100.00*

▪                  Coupon Barrier Value for each Reference Asset: 60.00 (60.00% of the hypothetical Initial Value set forth above)

* The hypothetical Initial Value of 100.00 and the hypothetical Coupon Barrier Value of 60.00 for each Reference Asset have been chosen for illustrative purposes only. The Initial Value and the Coupon Barrier Value for each Reference Asset are as set forth on the cover of this pricing supplement.

Example 1: The Closing Value of each Reference Asset on the relevant Observation Date is greater than its Coupon Barrier Value.

Reference Asset	Closing Value on Relevant Observation Date
S&P 500 Index	85.00
Gold Miners ETF	150.00
Oil & Gas ETF	110.00

Because the Closing Value of each Reference Asset is greater than its respective Coupon Barrier Value, you will receive a Contingent Coupon of $25.00, or 2.50% of the principal amount per Note, on the related Contingent Coupon Payment Date.

Example 2: The Closing Value of at least one Reference Asset on the relevant Observation Date is greater than its Coupon Barrier Value and the Closing Value of at least one other Reference Asset is less than its Coupon Barrier Value.

Reference Asset	Closing Value on Relevant Observation Date
S&P 500 Index	55.00
Gold Miners ETF	90.00
Oil & Gas ETF	135.00

Because the Closing Value of at least one Reference Asset is less than its Coupon Barrier Value, you will not receive a Contingent Coupon on the related Contingent Coupon Payment Date.

Example 3: The Closing Value of each Reference Asset on the relevant Observation Date is less than its Coupon Barrier Value.

Reference Asset	Closing Value on Relevant Observation Date
S&P 500 Index	45.00
Gold Miners ETF	55.00
Oil & Gas ETF	50.00

Because the Closing Value of at least one Reference Asset is less than its Coupon Barrier Value, you will not receive a Contingent Coupon on the related Contingent Coupon Payment Date.

Examples 2 and 3 demonstrate that you may not receive a Contingent Coupon on a Contingent Coupon Payment Date. If the Closing Value of at least one Reference Asset is below its Coupon Barrier Value on each Observation Date, you will not receive any Contingent Coupons during the term of your Notes.

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE AT MATURITY

The following table illustrates a hypothetical range of payments that you may receive at maturity (excluding the final Contingent Coupon payment that may be payable on the Notes) under various circumstances.  The examples set forth below are purely hypothetical and are provided for illustrative purposes only.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The following examples do not take into account any tax consequences from investing in the Notes.  These examples also make the following key assumptions:

▪                  Hypothetical Initial Value of each Reference Asset: 100.00*

▪                  Coupon Barrier Value for each Reference Asset: 60.00 (60.00% of the hypothetical Initial Value set forth above)

▪                  Barrier Value for each Reference Asset: 60.00 (60.00% of the hypothetical Initial Value set forth above)

▪                  You hold your Notes to maturity and we do NOT exercise our option to redeem your Notes prior to maturity

* The hypothetical Initial Value of 100.00, the hypothetical Coupon Barrier Value of 60.00 and the hypothetical Barrier Value of 60.00 for each Reference Asset have been chosen for illustrative purposes only. The Initial Value, Coupon Barrier Value and Barrier Value for each Reference Asset are as set forth on the cover of this pricing supplement.

Final Value			Reference Asset Return
S&P 500 Index	Gold Miners ETF	Oil & Gas ETF	S&P 500 Index	Gold Miners ETF	Oil & Gas ETF	Reference Asset Return of Least Performing Reference Asset	Payment at Maturity**
150.00	155.00	175.00	50.00%	55.00%	75.00%	50.00%	$1,000.00
142.00	145.00	140.00	42.00%	45.00%	40.00%	40.00%	$1,000.00
140.00	130.00	150.00	40.00%	30.00%	50.00%	30.00%	$1,000.00
130.00	125.00	120.00	30.00%	25.00%	20.00%	20.00%	$1,000.00
110.00	115.00	120.00	10.00%	15.00%	20.00%	10.00%	$1,000.00
102.00	110.00	100.00	2.00%	10.00%	0.00%	0.00%	$1,000.00
95.00	90.00	102.50	-5.00%	-10.00%	2.50%	-10.00%	$1,000.00
90.00	102.00	80.00	-10.00%	2.00%	-20.00%	-20.00%	$1,000.00
100.00	95.00	70.00	0.00%	-5.00%	-30.00%	-30.00%	$1,000.00
135.00	60.00	90.00	35.00%	-40.00%	-10.00%	-40.00%	$1,000.00
85.00	50.00	135.00	-15.00%	-50.00%	35.00%	-50.00%	$500.00
80.00	40.00	150.00	-20.00%	-60.00%	50.00%	-60.00%	$400.00
40.00	30.00	145.00	-60.00%	-70.00%	45.00%	-70.00%	$300.00
50.00	40.00	20.00	-50.00%	-60.00%	-80.00%	-80.00%	$200.00
55.00	10.00	95.00	-45.00%	-90.00%	-5.00%	-90.00%	$100.00
60.00	102.00	0.00	-40.00%	2.00%	-100.00%	-100.00%	$0.00

** per $1,000 principal amount Note, excluding the final Contingent Coupon (if one is payable on the Maturity Date)

The following examples illustrate how the payments at maturity set forth in the table above are calculated:

Example 1: The Final Value of the S&P 500 Index is 110.00, the Final Value of the Gold Miners ETF is 115.00 and the Final Value of the Oil & Gas ETF is 120.00.

Because the S&P 500 Index has the lowest Reference Asset Return, the S&P 500 Index is the Least Performing Reference Asset.  Because the Final Value of the Least Performing Reference Asset is greater than its Initial Value (and, accordingly, not less than its Barrier Value), you will receive a payment at maturity of $1,000 per $1,000 principal amount Note that you hold, plus the Contingent Coupon that will otherwise be payable on the Maturity Date.

Example 2: The Final Value of the S&P 500 Index is 90.00, the Final Value of the Gold Miners ETF is 102.00 and the Final Value of the Oil & Gas ETF is 80.00.

Because the Oil & Gas ETF has the lowest Reference Asset Return, the Oil & Gas ETF is the Least Performing Reference Asset.  Because the Final Value of the Least Performing Reference Asset is not less than its Barrier Value, you will receive a payment at maturity of $1,000 per $1,000 principal amount Note that you hold (plus the Contingent Coupon that will otherwise be payable on the Maturity Date).

Example 3: The Final Value of the S&P 500 Index is 80.00, the Final Value of the Gold Miners ETF is 40.00 and the Final Value of the Oil & Gas ETF is 150.00.

Because the Gold Miners ETF has the lowest Reference Asset Return, the Gold Miners ETF is the Least Performing Reference Asset.  Because the Final Value of the Least Performing Reference Asset is less than its Barrier Value, you will receive a payment at maturity of $400.00 per $1,000 principal amount Note that you hold, calculated as follows:

$1,000 + [$1,000 x Reference Asset Return of Least Performing Reference Asset]

$1,000 + [$1,000 x -60.00%] = $400.00

In addition, because the Final Value of at least one Reference Asset is less than its Coupon Barrier Value, you will not receive a Contingent Coupon on the Maturity Date.

Example 4: The Final Value of the S&P 500 Index is 40.00, the Final Value of the Gold Miners ETF is 30.00 and the Final Value of the Oil & Gas ETF is 145.00.

Because the Gold Miners ETF has the lowest Reference Asset Return, the Gold Miners ETF is the Least Performing Reference Asset.  Because the Final Value of the Least Performing Reference Asset is less than its Barrier Value, you will receive a payment at maturity of $300.00 per $1,000 principal amount Note that you hold, calculated as follows:

$1,000 + [$1,000 x Reference Asset Return of Least Performing Reference Asset]

$1,000 + [$1,000 x -70.00%] = $300.00

In addition, because the Final Value of at least one Reference Asset is less than its Coupon Barrier Value, you will not receive a Contingent Coupon on the Maturity Date.

Examples 3 and 4 above demonstrate that, if we do not redeem your Notes prior to maturity, and if the Final Value of the Least Performing Reference Asset is less than its Barrier Value, your investment in the Notes will be fully exposed to the negative performance of the Least Performing Reference Asset. You will not benefit in any way from the Reference Asset Return of the other Reference Assets being higher than the Reference Asset Return of the Least Performing Reference Asset.

If we do not redeem your Notes prior to maturity, you may lose up to 100% of the principal amount of your Notes.

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Assets or their components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings of the prospectus supplement:

•             “Risk Factors—Risks Relating to the Securities Generally”; and

•             “Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities, Indices of Equity Securities or Exchange-Traded Funds that Hold Equity Securities”

In addition to the risks described above, you should consider the following:

•                  Your Investment in the Notes May Result in a Significant Loss—The Notes do not guarantee any return of principal. If the Notes are not redeemed by us prior to maturity, and if the Final Value of the Least Performing Reference Asset is less than its Barrier Value, your Notes will be fully exposed to the negative performance of such Reference Asset and you will lose some or all of your principal. You may lose up to 100% of the principal amount of your Notes.

•                  Potential Return Limited to the Contingent Coupons—The positive return on the Notes is limited to the Contingent Coupons, if any, that may be payable during the term of the Notes.  You will not participate in any appreciation in the value of any Reference Asset and you will not receive more than the principal amount of your Notes at maturity (plus a Contingent Coupon if one is payable in respect of the Final Valuation Date) even if the Reference Asset Return of one or more Reference Assets is positive.

Based on the stated term of the Notes, the maximum amount of Contingent Coupons that you may receive is $375.00 per $1,000 principal amount Note (or 37.50% of the principal amount of your Notes). You will receive this maximum amount of Contingent Coupons only if (a) the Closing Value of each Reference Asset on each Observation Date equals or exceeds its Coupon Barrier Value and (b) the Notes are not redeemed by us prior to maturity. The actual amount of Contingent Coupons that you receive may be substantially less than this amount, and may be as low as zero (as described immediately below).

•                  You May Not Receive any Contingent Coupon Payments on the Notes—You will receive a Contingent Coupon on a Contingent Coupon Payment Date only if the Closing Value of each Reference Asset on the related Observation Date is equal to or greater than its respective Coupon Barrier Value. If the Closing Value of any Reference Asset on an Observation Date is less than its Coupon Barrier Value, you will not receive a Contingent Coupon on the related Contingent Coupon Payment Date. Because each Reference Asset must close at or above its Coupon Barrier Value on an Observation Date in order for a Contingent Coupon to become payable, it is more likely that you will not receive Contingent Coupons than would have been the case had the Notes been linked to only one of the Reference Assets. If the Closing Value of at least one Reference Asset is less than its respective Coupon Barrier Value on each Observation Date, you will not receive any Contingent Coupons during the term of the Notes.

•                  The Notes are Subject to Volatility Risk—Volatility is a measure of the magnitude of the movements of the price of an asset (or level of an index) over a period of time. The Contingent Coupon is based on a number of factors, including the expected volatility of the Reference Assets. The Contingent Coupon is higher than the fixed rate that we would pay on a conventional debt security of the same tenor and will be higher than it otherwise would have been had the expected volatility of the Reference Assets been lower. As volatility of a Reference Asset increases, there will typically be a greater likelihood that (a) the Closing Value of that Reference Asset on one or more Observation Dates will be less than its Coupon Barrier Value and (b) the Final Value of that Reference Asset will be less than its Barrier Value.

Accordingly, you should understand that the Contingent Coupon reflects, among other things, an indication of a greater likelihood that you will (a) not receive Contingent Coupons with respect to one or more Observation Dates and/or (b) incur a loss of principal at maturity than would have been the case had the Contingent Coupon been lower. In addition, actual volatility over the term of the Notes may be significantly higher than expected volatility at the time the terms of the Notes were determined. If actual volatility is higher than expected, you will face an even greater risk that you will not receive Contingent Coupons and/or that you will lose some or all of your principal at maturity for the reasons described above.

•                  Potential Early Exit—While the original term of the Notes is as indicated on the cover page of this pricing supplement, we may redeem your Notes (in whole but not in part) at our sole discretion without your consent at the Redemption Price on any Contingent Coupon Payment Date prior to the Maturity Date, beginning with the Contingent Coupon Payment Date following the second Observation Date. Accordingly, the term of the Notes may be as short as approximately six months.

The Redemption Price that you receive on any Early Redemption Date, together with any Contingent Coupons that you may have received on prior Contingent Coupon Payment Dates, may be less than aggregate amount of payments that you would have received had you held your Notes to the scheduled maturity.  You may not be able to reinvest any amounts received on the Early Redemption Date in a comparable investment with similar risk and yield. No additional payments will be due after the Early Redemption Date.  Our right to redeem the Notes may also adversely impact your ability to sell your Notes and the price at which they may be sold.

•                  If Your Notes are not Redeemed by Us Prior to Maturity, the Payment at Maturity is not Based on the Value of any Reference Asset at any Time Other than the Closing Value of the Least Performing Reference Asset on the Final Valuation Date—The Final Values and Reference Asset Returns will be based solely on the Closing Values of the Reference Assets on the Final Valuation Date. Accordingly, if the value of the Least Performing Reference Asset drops on the Final Valuation Date, the payment at maturity on the Notes may be significantly less than it would have been it been linked to the value of such Reference Asset at a time prior to such drop.

If your Notes are not redeemed by us prior to maturity, your payment at maturity will be based solely on the Reference Asset Return of the Least Performing Reference Asset. If the Final Value of the Least Performing Reference Asset is less than the Barrier Value applicable to such Reference Asset, you will lose some or all of the principal amount of your Notes. Your losses will not be limited in any way by virtue of the Reference Asset Return of the other Reference Asset being higher than the Reference Asset Return of the Least Performing Reference Asset.

•                  Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any Contingent Coupons and any payment upon early redemption or at maturity, is subject to the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•                  You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority—Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

•                  No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the ETFs, the securities included in their underlying indices or the securities underlying the S&P 500 Index would have.

•                  Historical Performance of the Reference Assets Should Not Be Taken as Any Indication of the Future Performance of the Reference Assets Over the Term of the Notes—The value of each Reference Asset has fluctuated in the past and may, in the future, experience significant fluctuations. The historical performance of a Reference Asset is not an indication of the future performance of that Reference Asset over the term of the Notes.  The historical correlation between the Reference Assets is not an indication of the future correlation between them over the term of the Notes.  Therefore, the performance of the Reference Assets individually or in comparison to each other over the term of the Notes may bear no relation or resemblance to the historical performance of any Reference Asset.

•                  Certain Features of Exchange-Traded Funds Will Impact the Value of the ETFs and the Notes:

o                Management Risk.  This is the risk that the investment strategy for an ETF, the implementation of which is subject to a number of constraints, may not produce the intended results.  An investment in an exchange-traded fund involves risks similar to those of investing in any fund of equity securities traded on an exchange, such as market fluctuations caused by such factors as economic and political developments, changes in interest rates and perceived trends in security prices.  Because, however, the ETFs are not “actively” managed, they generally do not take defensive positions in declining markets and generally will not sell a security if the issuer of such security was in financial trouble. Accordingly, the performance of the ETFs could be lower than other types of mutual funds that may actively shift their portfolio assets to take advantage of market opportunities or to lessen the impact of a market decline.

o                Derivatives Risk.  The ETFs may invest in futures contracts, options on futures contracts, other types of options and swaps and other derivatives.  A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset such as a security or an index.  Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus the ETFs’ losses, and, as a consequence, the losses on your Notes, may be greater than if the ETFs invested only in conventional securities.

o                Tracking and Underperformance Risk (Particularly in Periods of Market Volatility). The performance of each ETF may not replicate the performance of, and may underperform, its underlying index or asset.  Each ETF will reflect transaction costs and fees that will reduce its relative performance.

Moreover, it is also possible that each ETF may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its underlying index or asset due to differences in trading hours between the ETF and its underlying index or asset or due to other circumstances. During periods of market volatility, securities underlying the Gold Miners ETF and the Oil & Gas ETF may be unavailable in the secondary market, market participants may be unable to calculate accurately the intraday net asset value per share of the ETF and the liquidity of the ETF may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares in an ETF. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of each ETF. As a result, under these circumstances, the market value of the ETFs may vary substantially from their respective net asset values per share. This variation in performance is called “tracking error” and, at times, the tracking error may be significant.

•                  The Notes are Subject to Risks Associated with the Oil and Gas Industry and Adverse Conditions in the Oil and Gas Industry May Adversely Affect the Value of the Notes—As described below under “Information Regarding the Reference Assets”, the Oil & Gas ETF generally invests all of its assets in the securities of companies in the oil and gas industry, including companies involved in the exploration, production, refining and marketing of oil and gas. As a result, the stocks that will, under normal market conditions, determine the performance of the Oil & Gas ETF are generally concentrated in one sector.

The performance of companies that operate in the oil and gas industry is subject to a number of complex and unpredictable factors such as industry competition, government action and regulation, geopolitical events, acts of war, accidents, natural disasters and weather related events and supply and demand for the services offered by such companies. Negative developments in the oil and gas industry may have a negative effect on each Reference Asset and, in turn, may have a material adverse effect on the securities held in the portfolio of the Oil & Gas ETF, the market price of the Oil & Gas ETF and the value of the Notes.

In addition, the oil market has experienced significant volatility and downward price movement since approximately the middle of 2014, which has an adverse effect on companies in the oil and gas industry. In turn, the value of the Oil & Gas ETF has dropped significantly during such time period. For example, the Closing Price of the Oil & Gas ETF on June 30, 2014 was $82.28 and the Closing Price on June 22, 2018 was $42.55, representing a decline of approximately 48% between such dates. There can be no assurances that such volatility in the oil market will not continue, nor can there be any assurances that the price per share of the Oil & Gas ETF will not decline during the term of the Notes. Please see “Information Regarding the Reference Assets” in this pricing supplement for information regarding the Oil & Gas ETF, including historical trading prices for the Oil & Gas ETF.

•                  The Notes are Subject to Risks Associated with the Gold Mining Industry—The Gold Miners ETF generally invests substantially all of its assets in securities of companies involved in the gold mining industry. As a result, the stocks that will, under normal market conditions, determine the performance of the Gold Miners ETF are generally concentrated in one industry.

The performance of companies that operate in the gold mining industry is subject to a number of complex and unpredictable factors such as industry competition, fluctuations in the market price of gold, government action and regulation, geopolitical events and supply and demand for the products and services offered by such companies. Negative developments in the gold mining industry may have a negative effect on the Gold Miners ETF and, in turn, may have an adverse effect on the value of the Notes.

•                  The Notes are Subject to Risks Associated with Non-U.S. Securities Markets—Some of the securities held in the Gold Miners ETF’s portfolio may be issued by non-U.S. issuers. Securities issued by non-U.S. companies in non-U.S. securities markets may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks than securities issued by U.S. companies, which may have a negative impact on the performance of the financial products directly or indirectly linked to such securities, including the Notes.  The public availability of information concerning the issuers of such securities will vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators.  In addition, the issuers of these securities may be subject to accounting, auditing and financial reporting standards and requirement that differ from those applicable to United States reporting companies.

•                  The Notes are Subject to Currency Exchange Rate Risk—Some of the securities held in the Gold Miners ETF’s portfolio may be issued non-U.S. companies and may trade in non-U.S. currencies. Because the price of the Gold Miners ETF will be affected the U.S. dollar value of any non-U.S. equity securities held in its portfolio, you will be exposed to the currency exchange rate risk with respect to each of the currencies in which such underlying securities trade. Currency exchange rates may be subject to a high degree of fluctuation based on a number of complex and unpredictable factors. Your net exposure will depend on the extent to which the currencies of the non-U.S. securities held by the Gold Miners ETF strengthen or weaken against the U.S. dollar and the relative weight those securities in the Gold Miners ETF’s portfolio. If, taking into account that weighting, the dollar strengthens against the currencies of such securities, the value of that Gold Miners ETF’s portfolio will be adversely affected, which is expected to have an adverse effect on the price per share of the Gold Miners ETF, which may have a negative effect on the payment at maturity on your Notes.

•                  The Price of the Gold Miners ETF May be Affected by the Performance of a Small Number of Companies—As of June 18, 2018, approximately 17.05% of the Gold Miners ETF’s portfolio consisted of the stocks of only two companies and approximately 49.40% consisted of the stocks of only eight companies. The performance of the Gold Miners ETF will be more significantly affected by the performance of these companies than would a more diversified pool of assets. Negative developments with respect to a small number of companies that account for a significant portion of the Gold Miners ETF’s portfolio may have a significant adverse effect on the value of the Gold Miners ETF and, accordingly, on the value of your Notes.

•                  The Estimated Value of Your Notes is Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the Initial Valuation Date is lower than the initial issue price of your Notes.  The difference between the initial issue price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•                  The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the Initial Valuation Date is based on a number of variables, including our internal funding rates.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  As a result of this difference, the estimated value referenced above might be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

•                  The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the Initial Valuation Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market.  As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•                  The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes.  Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•                  The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Initial Valuation Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes.  The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•                  We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

We and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to the Reference Assets or their components. In any such market making, trading and hedging activity, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes.  For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes.  As Calculation Agent, we will determine any values of the Reference Assets and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make certain discretionary judgments relating to the Reference Assets and the Notes. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Tax Treatment—Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your tax situation. See “Tax Considerations” below.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that interact in complex and unpredictable ways and that may either offset or magnify each other, including:

o                the level of the S&P 500 Index and the market price of the ETFs, the components of the underlying indices for the ETFs and the components of the S&P 500 Index;

o                the expected volatility of the ETFs, the components of the underlying indices for the ETFs, the S&P 500 Index and the components of the S&P 500 Index;

o                the market price for and expected volatility of light, sweet crude oil and gold;

o                the time to maturity of the Notes;

o                the dividend rate on the ETFs, the components of their underlying indices for the ETFs and the components of the S&P 500 Index;

o                interest and yield rates in the market generally;

o                a variety of economic, financial, political, regulatory or judicial events;

o                supply and demand for the Notes; and

o                our creditworthiness, including actual or anticipated downgrades in our credit ratings.

INFORMATION REGARDING THE REFRENCE ASSETS

The S&P 500® Index

The S&P 500 Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets.

Beginning in June 2016, U.S. common equities listed on Bats BZX, Bats BYX, Bats EDGA or Bats EDGX were added to the universe of securities that are eligible for inclusion in the S&P 500 Index and, effective March 10, 2017, the minimum unadjusted company market capitalization for potential additions to the S&P 500 Index was increased to $6.1 billion from $5.3 billion. As of July 31, 2017, the securities of companies with multiple share class structures are no longer eligible to be added to the S&P 500 Index, but securities already included in the S&P 500 Index have been grandfathered and are not affected by this change. For more information about the S&P 500 Index, please see “Indices—The S&P U.S. Indices” in the accompanying index supplement.

Historical Performance of the S&P 500 Index

The table below shows the high, low and final Closing Values of the S&P 500 Index for each of the periods noted below. The graph below sets forth the historical performance of the S&P 500 Index based on daily Closing Values from January 1, 2013 through June 22, 2018. We obtained the Closing Values listed in the table below and shown in the graph below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

Period/Quarter Ended	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2013	1,569.19	1,457.15	1,569.19
June 30, 2013	1,669.16	1,541.61	1,606.28
September 30, 2013	1,725.52	1,614.08	1,681.55
December 31, 2013	1,848.36	1,655.45	1,848.36
March 31, 2014	1,878.04	1,741.89	1,872.34
June 30, 2014	1,962.87	1,815.69	1,960.23
September 30, 2014	2,011.36	1,909.57	1,972.29
December 31, 2014	2,090.57	1,862.49	2,058.90
March 31, 2015	2,117.39	1,992.67	2,067.89
June 30, 2015	2,130.82	2,057.64	2,063.11
September 30, 2015	2,128.28	1,867.61	1,920.03
December 31, 2015	2,109.79	1,923.82	2,043.94
March 31, 2016	2,063.95	1,829.08	2,059.74
June 30, 2016	2,119.12	2,000.54	2,098.86
September 30, 2016	2,190.15	2,088.55	2,168.27
December 31, 2016	2,271.72	2,085.18	2,238.83
March 31, 2017	2,395.96	2,257.83	2,362.72
June 30, 2017	2,453.46	2,328.95	2,423.41
September 30, 2017	2,519.36	2,409.75	2,519.36
December 31, 2017	2,690.16	2,529.12	2,673.61
March 31, 2018	2,872.87	2,581.00	2,640.87
June 22, 2018*	2,786.85	2,581.88	2,761.15
* For the period beginning on April 1, 2018 and ending on June 22, 2018

Historical Performance of the S&P 500® Index

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

The VanEck Vectors® Gold Miners ETF

We have derived all information contained in this pricing supplement regarding the Gold Miners ETF, including, without limitation, its make-up, method of calculation and changes in its components, from the Gold Miners ETF’s prospectus, dated May 1, 2018 and other publicly available information. Such information reflects the policies of, and is subject to change by, Van Eck Associates Corporation (“Van Eck”), the adviser to the Gold Miners ETF. The Gold Miners ETF is an exchange-traded fund that seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the NYSE Arca Gold Miners Index. Shares of the Gold Miners ETF trade on the NYSE Arca, Inc. under the ticker symbol “GDX”.

VanEck Vectors ETF Trust (the “Trust”) is a registered investment company that consists of numerous separate investment portfolios, including the Gold Miners ETF. Information provided to or filed with the SEC by the Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file number 333-123257 or CIK number 0001137360.  In addition, information about the Trust and the Gold Miners ETF may be obtained from other sources, including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and Van Eck’s website at www.vaneck.com.  We have not undertaken any independent review or due diligence of the SEC filings related to the Gold Miners ETF, any information contained on Van Eck’s website, or of any other publicly available information about the Gold Miners ETF. Information contained in outside sources is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Investment Objective and Strategy

The Gold Miners ETF is an exchange-traded fund that seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the NYSE Arca Gold Miners Index, which includes the common stocks and American Depositary Receipts (“ADRs”) of companies involved in the gold mining industry. For more information about the NYSE Arca Gold Miners Index, see “The NYSE Arca Gold Miners Index” below.

The Gold Miners ETF uses a “passive” or indexing investment approach where it attempts to approximate the investment performance of the NYSE Arca Gold Miners Index by investing in a portfolio of securities that generally replicates the NYSE Arca Gold Miners Index. The Gold Miners ETF normally invests at least 80% of its total assets in securities that comprise the NYSE Arca Gold Miners Index. The Gold Miners ETF may also utilize convertible securities and participation notes to seek performance that corresponds to the NYSE Arca Gold Miners Index.

Correlation

The NYSE Arca Gold Miners Index is a theoretical financial calculation while the Gold Miners ETF is an actual investment portfolio. The performance of the Gold Miners ETF and the NYSE Arca Gold Miners Index may vary due to due to operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies.

Industry Concentration Policy

The Gold Miners ETF may concentrate its investments in a particular industry or group of industries to the extent that the NYSE Arca Gold Miners Index concentrates on an industry or group of industries.

The NYSE Arca Gold Miners Index

All disclosures contained in this pricing supplement regarding the NYSE Arca Gold Miners Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources.  The information reflects the policies of, and is subject to change by, NYSE Arca, the sponsor of the NYSE Arca Gold Miners Index. NYSE Arca, which owns the copyright and all other rights to the NYSE Arca Gold Miners Index, has no obligation to continue to publish, and may discontinue publication of, the NYSE Arca Gold Miners Index.

The NYSE Arca Gold Miners Index is a modified market capitalization weighted index comprised of securities issued by publicly traded companies involved primarily in the mining of gold or silver.  The NYSE Arca Gold Miners Index was initially launched and published in October 2004.

Eligibility Criteria for Index Components

The NYSE Arca Gold Miners Index includes common stocks or ADRs of selected companies that are involved in mining for gold and silver and that are listed for trading on the New York Stock Exchange, the NYSE Amex Stock Exchange or quoted on the NASDAQ Global Market. Only companies with a market capitalization of greater than $100 million that have an average daily trading volume of at least 50,000 shares or ADRs over the past six months are eligible for inclusion in the NYSE Arca Gold Miners Index. NYSE Arca has the discretion to not include all companies that meet the minimum criteria for inclusion.

Calculation of the NYSE Arca Gold Miners Index

The NYSE Arca Gold Miners Index is calculated by NYSE Arca on a price return basis. The calculation is based on the current modified market capitalization divided by a divisor. The divisor was determined on the initial capitalization base of the NYSE Arca Gold Miners Index and the base level and may be adjusted as a result of corporate actions and composition changes, as described below. The level of the NYSE Arca Gold Miners Index was set at 500.00 on December 20, 2002, which is the index base date. The NYSE Arca Gold Miners Index is calculated using the following formula:

Where:

t = day of calculation;

N = number of constituent equities in the NYSE Arca Gold Miners Index;

Qi,t = number of shares of equity i on day t;

Mi,t = multiplier of equity i;

Ci,t = price of equity i on day t; and

DIV = current index divisor on day t.

Index Maintenance

The NYSE Arca Gold Miners Index is reviewed quarterly to ensure that at least 90% of the NYSE Arca Gold Miners Index weight is accounted for by Index components that continue to meet the initial eligibility requirements. NYSE Arca may at any time and from time to time change the number of securities comprising the group by adding or deleting one or more securities, or replacing one or more securities contained in the group with one or more substitute securities of its choice, if in NYSE Arca’s discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the NYSE Arca Gold Miners Index. Components will be removed from the NYSE Arca Gold Miners Index during the quarterly review if the market capitalization falls below $50 million or the traded average daily shares for the previous six months is lower than 25,000 shares.

At the time of the quarterly rebalance, the component security weights (also referred to as the multiplier or share weight of each component security) will be modified to conform to the following asset diversification requirements:

(1)         the weight of any single component security may not account for more than 20% of the total value of the NYSE Arca Gold Miners Index;

(2)         the component securities are split into two subgroups–large and small, which are ranked by market capitalization weight in the NYSE Arca Gold Miners Index. Large securities are defined as having a starting Index weight greater than or equal to 5%. Small securities are defined as having a starting Index weight below 5%; and

(3)         the aggregate weight of those component securities which individually represent more than 4.5% of the total value of the NYSE Arca Gold Miners Index may not account for more than 50% of the total Index value.

The weights of the components securities (taking into account expected component changes and share adjustments) are modified in accordance with the NYSE Arca Gold Miners Index’s diversification rules.

Diversification Rule 1: If any component stock exceeds 20% of the total value of the NYSE Arca Gold Miners Index, then all stocks greater than 20% of the NYSE Arca Gold Miners Index are reduced to represent 20% of the value of the NYSE Arca Gold Miners Index. The aggregate amount by which all component stocks are reduced is redistributed proportionately across the remaining stocks that represent less than 20% of the NYSE Arca Gold Miners Index value. After this redistribution, if any other stock then exceeds 20%, the stock is set to 20% of the NYSE Arca Gold Miners Index value and the redistribution is repeated.

Diversification Rule 2: The components are sorted into two groups, large are components with a starting index weight of 5% or greater and small are those that are under 5% (after any adjustments for Diversification Rule 1). Each group in aggregate will represent 50% of the final index weight. The weight of each of the large stocks will be scaled down proportionately (with a floor of 5%) so that the aggregate weight of the large components will be reduced to represent 50% of the NYSE Arca Gold Miners Index. If any large component stock falls below a weight equal to the product of 5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to 5% and the components with weights greater than 5% will be reduced proportionately. The weight of each of the small components will be scaled up proportionately from the redistribution of the large components. If any small component stock exceeds a weight equal to the product of 4.5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to 4.5%. The redistribution of weight to the remaining stocks is repeated until the entire amount has been redistributed.

Changes to the NYSE Arca Gold Miners Index composition and/or the component security weights in the NYSE Arca Gold Miners Index are determined and announced prior to taking effect, which typically occurs after the close of trading on the third Friday of each calendar quarter month in connection with the quarterly Index rebalance. The share weight of each component security in the NYSE Arca Gold Miners Index portfolio remains fixed between quarterly reviews except in the event of certain types of corporate actions such as stock splits, reverse stock splits, stock dividends, or similar events. The share weights used in the NYSE Arca Gold Miners Index calculation are not typically adjusted for shares issued or repurchased between quarterly reviews. However, in the event of a merger between two components, the share weight of the surviving entity may be adjusted to account for any stock issued in the acquisition. NYSE Arca may substitute securities or change the number of securities included in the NYSE Arca Gold Miners Index, based on changing conditions in the industry or in the event of certain types of corporate actions, including mergers, acquisitions, spin-offs, and reorganizations. In the event of component or share weight changes to the NYSE Arca Gold Miners Index portfolio, the payment of dividends other than ordinary cash dividends, spin-offs, rights offerings, re-capitalization, or other corporate actions affecting a component security of the NYSE Arca Gold Miners Index, the NYSE Arca Gold Miners Index divisor may be adjusted to ensure that there are no changes to the NYSE Arca Gold Miners Index level as a result of nonmarket forces.

Historical Performance of the Gold Miners ETF

The table below shows the high, low and final Closing Values of the Gold Miners ETF for each of the periods noted below. The graph below sets forth the historical performance of the Gold Miners ETF based on daily Closing Values from January 1, 2013 through June 22, 2018. We obtained the Closing Values listed in the table below and shown in the graph below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

Period/Quarter Ended	Quarterly High ($)	Quarterly Low ($)	Quarterly Close ($)
March 28, 2013	47.09	35.91	37.85
June 30, 2013	37.45	22.22	24.41
September 30, 2013	30.43	22.90	25.06
December 31, 2013	26.52	20.39	21.12
March 31, 2014	27.73	21.27	23.60
June 30, 2014	26.45	22.04	26.45
September 30, 2014	27.46	21.35	21.35
December 31, 2014	21.94	16.59	18.38
March 31, 2015	22.94	17.67	18.24
June 30, 2015	20.82	17.76	17.76
September 30, 2015	17.85	13.04	13.74
December 31, 2015	16.90	13.08	13.72
March 31, 2016	20.86	12.47	19.98
June 30, 2016	27.70	19.53	27.70
September 30, 2016	31.32	25.45	26.43
December 31, 2016	25.96	18.99	20.92
March 31, 2017	25.57	21.14	22.81
June 30, 2017	24.57	21.10	22.08
September 30, 2017	25.49	21.21	22.96
December 31, 2017	23.84	21.42	23.24
March 31, 2018	24.60	21.27	21.98
June 22, 2018*	23.06	21.87	22.22
* For the period beginning on April 1, 2018 and ending on June 22, 2018

Historical Performance of the VanEck Vectors® Gold Miners ETF

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

The SPDR® S&P® Oil & Gas Exploration & Production ETF

We have derived all information contained in this pricing supplement regarding the Oil & Gas ETF from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by SPDR® Series Trust and SSgA Funds Management, Inc. (“SSgA FM”). The Oil & Gas ETF is an investment portfolio maintained and managed by SSgA FM. SSgA FM is the investment adviser to the Oil & Gas ETF. The Oil & Gas ETF is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol “XOP.”

The SPDR® Series Trust consists of separate investment portfolios (each, a “Series Fund”). Each Series Fund is an index fund that invests in a particular industry or group of industries represented by one of the S&P Select Industry Indices (the “Select Industry Indices” and each, a “Select Industry Index”). The companies included in each Select Industry Index are selected on the basis of Global Industry Classification Standards (“GICS”) from a universe of companies defined by the S&P® Total Market Index (the “S&P TM Index”). The S&P TM Index is a benchmark intended to track the performance of companies of all market capitalization in the U.S. equities market. The investment objective of each Series Fund is to provide investment results that, before expenses, correspond generally to the price and yield performance of an index derived from a particular industry or group of industries, as represented by the relevant Select Industry Index.

SPDR® Series Trust is a registered investment company that consists of numerous separate investment portfolios, including the Oil & Gas ETF. Information provided to or filed with the SEC by SPDR® Series Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333–57793 and 811–08839, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding SPDR® Series Trust, SSgA FM or the Oil & Gas ETF, please see the SPDR® Series Trust’s prospectus. In addition, information about SPDR® Series Trust, SSgA FM and the Oil & Gas ETF may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the SPDR® Series Trust website at https://www.spdrs.com. Information contained in the SPDR® Series Trust website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Investment Objective

The Oil & Gas ETF seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the S&P® Oil & Gas Exploration & Production Select Industry Index® (the “Oil & Gas Index”). For more information about the Oil & Gas Index, please see “The S&P® Oil & Gas Exploration & Production Select Industry Index®” below.

Investment Strategy — Sampling

In seeking to track the performance of the Oil & Gas Index, the Oil & Gas ETF employs a “sampling” strategy, which means that the Oil & Gas ETF is not required to purchase all of the securities represented in the Oil & Gas Index. Instead, the Oil & Gas ETF may purchase a subset of the securities in the Oil & Gas Index in an effort to hold a portfolio of securities with generally the same risk and return characteristics of the Oil & Gas Index.

Under normal market conditions, the Oil & Gas ETF generally invests substantially all, but at least 80%, of its total assets in the securities included in the Oil & Gas Index. In addition, the Oil & Gas ETF may invest in equity securities that are not included in the Oil & Gas Index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSgA FM).

Correlation and Tracking Error

The Oil and Gas Index is a theoretical financial calculation, while the Oil & Gas ETF is an actual investment portfolio. The performance of the Oil & Gas ETF and the Oil and Gas Index will vary somewhat due to operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is generally referred to as “tracking error”.

Disclaimer

The Notes are not sponsored, endorsed, sold or promoted by SPDR® Series Trust or SSgA FM. Neither the Select Sector Trust nor SSgA FM makes any representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. Neither the Select Sector Trust nor SSgA FM has any obligation or liability in connection with the operation, marketing, trading or sale of the Notes.

The S&P® Oil & Gas Exploration & Production Select Industry Index

The Oil & Gas Index is an equal-weighted index that is designed to measure the performance of the oil and gas exploration and production sub-industry portion of the S&P TM Index. The Oil & Gas Index includes companies in the exploration, production, refining and marketing of oil and gas. The Oil & Gas Index is reported by Bloomberg L.P. under the ticker symbol “SPSIOP.” For more information about the S&P Select Industry Indices, please see “The S&P Select Industry Indices” below.

The S&P Select Industry Indices

To be eligible for inclusion in the Select Industry Indices, companies must be in the S&P TM Index, must be included in the relevant GICS sub-industry and must satisfy one of the two following combined size and liquidity criteria:

1.              float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio (“FALR”) above 90%; or

2.              float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.

A number of companies in the S&P TM Index are represented by multiple share class lines. To determine eligibility for the Select Industry Indices, the float-adjusted market capitalization of each share class line of multiple class companies is combined to arrive at a company float-adjusted market capitalization figure. The liquidity of each individual share class line is evaluated independently based on the float-adjusted market capitalization of that individual line. If an individual share class line of a multiple share class company does not meet the liquidity criteria, the remaining share class line has its float-adjusted market capitalization reevaluated independently to ensure that it continues to meet the size criteria on its own.

All companies satisfying the above requirements are included in a Select Industry Index. The total number of companies in each Select Industry Index should be at least 35. If there are fewer than 35 companies in a Select Industry Index, companies from a supplementary list of highly correlated sub-industries, that meet the market capitalization and liquidity thresholds above, are included in order of their float-adjusted market capitalization to reach 35 companies. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in each Select Industry Index as of each rebalancing effective date.

Existing index constituents are removed at the quarterly rebalancing effective date if either their float-adjusted market capitalization falls below US$300 million or their FALR falls below 50%.

To be eligible for inclusion in a Select Industry Index, a company must also meet the following requirements:

Market Capitalization. Float-adjusted market capitalization should be at least US$400 million for inclusion in a Select Industry Index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the applicable Select Industry Index at each rebalancing.

Liquidity. The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the applicable Select Industry Index rebalancing reference date.

Constituents having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to a Select Industry Index. Constituents having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to a Select Industry Index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the applicable Select Industry Index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history. In these cases, the dollar value traded available as of the rebalance reference date is annualized.

Takeover Restrictions. At the discretion of S&P Dow Jones Indices LLC, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in a Select Industry Index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the applicable Select Industry Index.

Turnover. S&P Dow Jones Indices LLC believes turnover in index membership should be avoided when possible. At times a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to a Select Industry Index, not for continued membership. As a result, an index constituent that appears to violate criteria for addition to a Select Industry Index will not be deleted unless ongoing conditions warrant a change in the composition of the applicable Select Industry Index.

Sector Classification. A Select Industry Index includes companies in the applicable GICS sub-industries set forth above.

The membership to the Select Industry Indices is reviewed quarterly. Re-balancings occur after the closing on the third Friday of the quarter ending month. The reference date for additions and deletions is after the closing of the last trading date of the previous month. Closing prices as of the second Friday of the last month of the quarter are used for setting index weights.

Companies are added between rebalancings only if a deletion in the applicable Select Industry Index causes the stock count to fall below 22. In those cases, each company deletion is accompanied with a company addition. The new company will be added to the applicable Select Industry Index at the weight of the deleted company. In the case of mergers involving at least one index constituent, the merged company will remain in the applicable Select Industry Index if it meets all of the eligibility requirements. The merged company will be added to the applicable Select Industry Index at the weight of the pre-merger index company. If both companies involved in a merger are index constituents, the merged company will be added at the weight of the company deemed the acquirer in the transaction. In the case of spin-offs, the applicable Select Industry Index will follow the S&P TM Index’s treatment of the action. If the S&P TM Index treats the pre- and post-spun company as a deletion/addition action, using the stock’s when-issued price, the applicable Select Industry Index will treat the spin-off this way as well.

A company is deleted from the applicable Select Industry Index if the S&P TM Index drops the company. If a company deletion causes the number of companies in the relevant index to fall below 22, each company deletion is accompanied with a corresponding company addition. In case of GICS changes, where a company does not belong to a qualifying sub-industry after the classification change, it is removed from the applicable Select Industry Index at the next rebalancing.

Historical Performance of the Oil & Gas ETF

The table below shows the high, low and final Closing Values of the Oil & Gas ETF for each of the periods noted below. The graph below graph sets forth the historical performance of the Oil & Gas ETF based on daily Closing Values from January 1, 2013 through June 22, 2018. We obtained the Closing Values listed in the table below and shown in the graph below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

Period/Quarter Ended	Quarterly High($)	Quarterly Low($)	Quarterly Close($)
March 31, 2013	62.10	55.10	60.49
June 30, 2013	62.61	54.71	58.18
September 30, 2013	66.47	58.62	65.89
December 31, 2013	72.74	65.02	68.53
March 31, 2014	71.83	64.04	71.83
June 30, 2014	83.45	71.19	82.28
September 30, 2014	82.08	68.83	68.83
December 31, 2014	66.84	42.75	47.86
March 31, 2015	53.94	42.55	51.66
June 30, 2015	55.63	46.43	46.66
September 30, 2015	45.22	31.71	32.84
December 31, 2015	40.53	28.64	30.22
March 31, 2016	30.96	23.60	30.35
June 30, 2016	37.50	29.23	34.81
September 30, 2016	39.12	32.75	38.46
December 31, 2016	43.42	34.73	41.42
March 31, 2017	42.21	35.17	37.44
June 30, 2017	37.89	30.17	31.92
September 30, 2017	34.37	29.09	34.09
December 31, 2017	37.64	32.25	37.18
March 31, 2018	39.85	32.38	35.22
June 22, 2018*	44.22	34.03	42.55
* For the period beginning on April 1, 2018 and ending on June 22, 2018

Historical Performance of the SPDR® S&P® Oil & Gas Exploration & Production ETF

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

TAX CONSIDERATIONS

You should review carefully the sections entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward or Derivative Contracts with Associated (Contingent) Coupons” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” in the accompanying prospectus supplement. The following discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

In determining our reporting responsibilities, if any, we intend to treat (i) the Notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any contingent coupon payments as ordinary income, as described in the section entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward or Derivative Contracts with Associated (Contingent) Coupons” in the accompanying prospectus supplement. Our special tax counsel, Davis Polk & Wardwell LLP, has advised that it believes this treatment to be reasonable, but that there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt.

Sale, exchange or redemption of a Note. Assuming the treatment described above is respected, upon a sale or exchange of the Notes (including upon early redemption or redemption at maturity), you should recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the Notes, which should equal the amount you paid to acquire the Notes (assuming contingent coupon payments are properly treated as ordinary income, consistent with the position referred to above). This gain or loss should be short-term capital gain or loss unless you hold the Notes for more than one year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of the Notes at the issue price. The deductibility of capital losses is subject to limitations. If you sell your Notes between the time your right to a contingent coupon payment is fixed and the time it is paid, it is likely that you will be treated as receiving ordinary income equal to the contingent coupon payment. Although uncertain, it is possible that proceeds received from the sale or exchange of your Notes prior to a determination date but that can be attributed to an expected contingent coupon payment could be treated as ordinary income. You should consult your tax advisor regarding this issue.

As noted above, there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the Notes could be materially affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Non-U.S. holders. Insofar as we have responsibility as a withholding agent, we do not currently intend to treat contingent coupon payments to non-U.S. holders (as defined in the accompanying prospectus supplement) as subject to U.S. withholding tax. However, non-U.S. holders should in any event expect to be required to provide appropriate Forms W-8 or other documentation in order to establish an exemption from backup withholding, as described under the heading “—Information Reporting and Backup Withholding” in the accompanying prospectus supplement. If any withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld.

Treasury regulations under Section 871(m) generally impose a withholding tax on certain “dividend equivalents” under certain “equity linked instruments.” A recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2019 that do not have a “delta of one” with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on our determination that the Notes do not have a “delta of one” within the meaning of the regulations, our special tax counsel is of the opinion that these regulations should not apply to the Notes with regard to non-U.S. holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. You should consult your tax advisor regarding the potential application of Section 871(m) to the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent commits to take and pay for all of the Notes, if any are taken.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Issue Date indicated on the cover of this pricing supplement, which will be the third business day following the Initial Valuation Date (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes will initially settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement. See “Plan of Distribution (Conflicts of Interest)” in the prospectus supplement.

The Notes are not intended to be offered, sold or otherwise made available to and may not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA Retail Investor”). For these purposes, an EEA Retail Investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (“MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended from time to time, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to EEA Retail Investors has been prepared and therefore offering or selling such Notes or otherwise making them available to any EEA Retail Investor may be unlawful under the PRIIPs Regulation.

VALIDITY OF THE NOTES

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to Barclays Bank PLC, when the Notes offered by this pricing supplement have been executed and issued by Barclays Bank PLC and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of Barclays Bank PLC, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by English law, Davis Polk & Wardwell LLP has relied, with Barclays Bank PLC’s permission, on the opinion of Davis Polk & Wardwell London LLP, dated as of June 28, 2017, filed as an exhibit to a report on Form 6-K by Barclays Bank PLC on June 28, 2017, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Davis Polk & Wardwell London LLP. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the Notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP, dated June 28, 2017, which has been filed as an exhibit to the report on Form 6-K referred to above.